

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2017

David P. Southwell
President and Chief Executive Officer
Inotek Pharmaceuticals Corporation
91 Hartwell Avenue
Lexington, Massachusetts 02421

  Re: Inotek Pharmaceuticals Corporation
    Revised Preliminary Proxy Statement on Schedule 14A
    Filed November 20, 2017
    File No. 001-36829

Dear Mr. Southwell:

  We have reviewed your filing and have the following comment.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

From PRER14A Filed November 20, 2017

Notes to Financial Statements
Audited Financial Statements of Rocket Pharmaceuticals, Ltd. for the Year Ended December 31, 2016
Agreements Related to Intellectual Property, page F-17

1. Please clarify your response to prior comment 17 by telling us whether you expense the intellectual properties acquired, under which you obtained the right to both develop and sublicense the acquired intellectual properties. If so, also tell us your basis for determining that no alternative future use exists. Refer to ASC 730-10-25-2c.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Andrew H. Goodman, Esq.